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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                   (Amendment to Schedule 13G on Schedule 13D)


                           CROWN MEDIA HOLDINGS, INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                   228411 10 4
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                                 (CUSIP Number)


                              MARK S. WOJCIECHOWSKI
                            MAYER, BROWN, ROWE & MAW
                                  1675 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 506-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices of Communications)


                                 MARCH 11, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|


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

CUSIP No. 228411 10 4             SCHEDULE 13D


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1.           NAME OF REPORTING PERSONS.
             I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY).
             J.P. Morgan Partners (BHCA), L.P.
             13-337-1826
------------ -------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) |_|
             (b) |X|(1)
------------ -------------------------------------------------------------------
3.           SEC USE ONLY
------------ -------------------------------------------------------------------
             SOURCE OF FUNDS
4.           WC, OO
------------ -------------------------------------------------------------------
5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)     |_|
------------ -------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
6.           Delaware
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 NUMBER OF       7.    SOLE VOTING POWER
  SHARES               8,373 options to purchase shares of Class A Common Stock
BENEFICIALLY --------  ---------------------------------------------------------
 OWNED BY        8.    SHARED VOTING POWER
   EACH                0
 REPORTING   --------  ---------------------------------------------------------
PERSON WITH      9.    SOLE DISPOSITIVE POWER
                       8,373 options to purchase shares of Class A Common Stock
             --------  ---------------------------------------------------------
                10.    SHARED DISPOSITIVE POWER
                       83,817,071 shares of Class A Common Stock (2)
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             89,529,669 shares of Class A common stock (includes options for 8,373 shares)(2)(3)
------------ -------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
             |_|
------------ -------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             85.7%(3)
------------ -------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
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(1)      Beneficial ownership is disclaimed with respect to certain securities of Crown Media Holdings, Inc. (the "Issuer").  See note 3.

(2) Includes 30,670,422 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock"), of the Issuer, which are convertible at the option of the holder into an equivalent number of shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of the Issuer.

(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on January 7, 2003. Includes 5,704,225 shares of Class A Common Stock, which are beneficially owned by VISN Management Corp., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 5,704,225 shares of Class A Common Stock is disclaimed.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6430 S. Fiddlers Green Circle, Suite 500, Greenwood Village, Colorado 80111.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Class B common stock, par value $0.01 per share ("Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock") of the Issuer and options to purchase shares of Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share held, and holders of Class B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f): This Schedule 13D is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth on
Schedule I hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on
Schedule II hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

         (d) and (e): During the last five years, none of JPMP (BHCA), nor, to the knowledge of the JPMP (BHCA), any of the persons listed on Schedule I or
Schedule II hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         HEIC CONTRIBUTION AGREEMENT. On March 11, 2003, JPMP (BHCA) transferred 3,836,620 shares of Class A Common Stock to Hallmark Entertainment Investments Co. ("HEIC"), a Delaware corporation, pursuant to a Contribution Agreement dated as of March 11, 2003 (the "HEIC Contribution Agreement") by and among HEIC, Hallmark Entertainment Holdings, Inc. ("Hallmark Entertainment Holdings"), Liberty Crown, Inc. ("Liberty Crown"), VISN Management Corp. ("VISN") and JPMP
(BHCA). Pursuant to the HEIC Contribution Agreement, each of the parties other than HEIC contributed shares of Class A Common Stock and/or Class B Common Stock in exchange for Class A common stock, par value $0.01 ("HEIC Class A Common Stock"), of HEIC and Class B common stock, par value $0.01 ("HEIC Class B Common Stock", and collectively with the HEIC Class A Common Stock, the "HEIC Common Stock"), of HEIC, respectively. A copy of the HEIC Contribution Agreement is incorporated by reference as an Exhibit hereto.

         CONTRIBUTION AGREEMENT. JPMP (BHCA) acquired 3,836,620 shares of Class A Common Stock on May 9, 2000 (the "IPO Date") from the Issuer in exchange for its interest in Crown Media International, Inc. (formerly Crown Media, Inc.) pursuant to a Contribution Agreement dated as of January 27, 2000 (the "Contribution Agreement") by and among the Issuer, Hallmark Entertainment, Inc. (now known as Hallmark Entertainment, LLC and referred to herein as "Hallmark Entertainment"), Crown Media International, Inc., Liberty Media Corporation ("Liberty Media"), Vision Group Incorporated, VISN, National Interfaith Cable Coalition, Inc. and Chase Equity Associates, L.P. (now known as JPMP (BHCA)). A copy of the Contribution Agreement is incorporated by reference as an Exhibit hereto.


ITEM 4.  PURPOSE OF TRANSACTION.

         HEIC CONTRIBUTION AGREEMENT. On March 11, 2003, HEIC received 53,146,649 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock pursuant to the HEIC Contribution Agreement. Pursuant to the HEIC Contribution Agreement, JPMP (BHCA) contributed 3,836,620 shares of Class A Common Stock (the "Transferred Shares"), in exchange for 3,837 shares of HEIC Class A Common Stock (or 7.2% of the outstanding shares of HEIC Class A Common Stock). Also pursuant to the HEIC Contribution Agreement, Hallmark Entertainment Holdings contributed 39,259,480 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock in exchange for 39,260 shares of HEIC Class A Common Stock (or 73.9% of the outstanding shares of HEIC Class A Common Stock) and 30,670 shares of HEIC Class B Common Stock (or 100% of the outstanding shares of HEIC Class B Common Stock); Liberty Crown contributed 9,416,746 shares of Class A Common Stock in exchange for 9,417 shares of HEIC Class A Common Stock (or 17.7% of the outstanding shares of HEIC Class A Common Stock); and VISN contributed 633,803 shares of Class A Common Stock in exchange for 634 shares of HEIC Class A Common Stock (or 1.2% of the outstanding shares of HEIC Class A Common Stock). HEIC intends to hold the shares of

Common Stock and evaluate media investment opportunities in which the Issuer does not have an interest.

         As a result of the transactions contemplated by the HEIC Contribution Agreement, the Issuer will be included in the consolidated federal tax return of Hallmark Cards, Inc. ("Hallmark Cards"). Pursuant to a tax sharing agreement between Hallmark Cards and the Issuer, Hallmark Cards will pay the Issuer an amount based on the benefits realized by Hallmark Cards as a result of consolidation, 75% of such amount in cash on a quarterly basis and the balance as the Issuer becomes a taxpayer, which is expected to provide the Issuer with substantial additional funding for the next few years. Under the tax sharing agreement, at Hallmark Cards' option, the balance payable to the Issuer may be applied as an offset against amounts owed by the Issuer to any member of the Hallmark consolidated group under any loan, line of credit or other payable, subject to any limitations under any loan indentures or contracts restricting such offsets.

         As a result of the transactions pursuant to the HEIC Contribution Agreement, assuming conversion of the Class B Common Stock, HEIC would own 80.2% of the outstanding shares of Class A Common Stock. Accordingly, because JPMP
(BHCA) shares dispositive power over the shares Common Stock held by HEIC, subject to the terms of the HEIC Stockholders Agreement described in Item 6 below, JPMP (BHCA) has acquired the right to control the disposition of a greater percentage of the Common Stock.

         HEIC intends to hold the shares for investment purposes. JPMP (BHCA) remains the beneficial owner of the Transferred Shares. JPMP (BHCA) originally acquired the Transferred Shares in the transaction described below.

         WAIVER AND CONSENT. On March 11, 2003, in connection with the HEIC Contribution Agreement, each of VISN and DirecTV Enterprises, Inc. ("DirecTV") entered into a Consent and Waiver (the "Stockholders Agreement Waiver") to the Second Amended and Restated Stockholders Agreement (as amended, the "Stockholders Agreement") that was entered into on August 30, 2001 among Hallmark Entertainment, Inc., Liberty, Liberty Crown, VISN, JPMP (BHCA), DirecTV and the Issuer. On March 5, 2003, the Board of directors of the Issuer increased the size of its Board of Directors from 11 to 15. Pursuant to the Stockholders Agreement Waiver, 12 members of the Board of Directors are to be nominated by HEIC (one of which must be the Chief Executive Officer of the Issuer), one member is to be nominated by VISN and at least two independent members are to be nominated by the Issuer's Board of Directors. The foregoing summary of the terms of the Stockholders Agreement Waiver is qualified in its entirety by reference to the full text of the Stockholders Agreement Waiver that is filed as an Exhibit hereto and hereby incorporated by reference.

         OPTION GRANTS. The Issuer granted options to purchase shares of Class A Common Stock on May 10, 2000 (the "2000 Option"), June 8, 2001 (the "2001 Option") and May 30, 2002 (the "2002 Option" and, together with the 2000 Option and the 2001 Option, the "Options") to Arnold L. Chavkin as consideration for his service as a director of the Issuer. The 2000 Option is exercisable for up to 7,800 shares at $14.00 per share. The 2001 Option is exercisable for up to 573 shares at $17.45 per share and will become exercisable for an additional 573 shares on each of the second, third and fourth anniversaries of the date of grant, in each case at $17.45 per share. The 2002 Option will become exercisable for a total of 4,098 shares in four equal installments on each of the first second, third and fourth anniversaries of the date of grant, in each case at $9.76 per share. Mr. Chavkin is Executive Vice President and a Managing Director of JPMP Capital Corp. He is contractually obligated to exercise the Options at the request of, and to transfer any shares issued under the Options to JPMP (BHCA).

         JPMP (BHCA) intends to hold any shares of Class A Common Stock acquired upon exercise of the Options for investment purposes.

         CONTRIBUTION AGREEMENT. Prior to the consummation of the transactions contemplated by the Contribution Agreement, (i) Hallmark Entertainment owned
88.9% of the equity interest in Crown Media International, Inc. ("CMI"), which owned a 22.5% common equity interest in Crown Media United States, LLC (formerly known as Odessey Holdings, L.L.C. and referred to herein as "CMUS"), (ii) JPMP
(BHCA) owned the remaining 11.1% equity interest in CMI, (iii) National Interfaith Cable Coalition, Inc. owned a 22.5% common equity interest in CMUS, and (iv) Liberty Media indirectly owned a 32.5% common equity interest in CMUS. The purpose of the transactions contemplated by the Contribution Agreement, which occurred simultaneously with the closing of the initial public offering of the Issuer (the "IPO"), was to reorganize the foregoing interests in CMI and CMUS under the Issuer in exchange for shares of Common Stock and to facilitate the IPO.

         JPMP (BHCA) acquired the shares of Class A Common Stock in the IPO for investment purposes.

         Except as set forth herein, JPMP (BHCA) has no plans or proposals which relate to or would result in:

         (a) the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to the foregoing.

         Notwithstanding the foregoing, JPMP (BHCA) may determine to change its plans or proposals with respect to the Issuer at any time in the future. In reaching any conclusion as to their future course of action, JPMP (BHCA) will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to JPMP (BHCA), developments with respect to the business of JPMP (BHCA), and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. JPMP (BHCA) reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock or, subject to the terms of the HEIC Stockholders Agreement and restrictions under applicable securities laws, dispose of shares of Common Stock.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a)-(b): As described in Item 4, JPMP (BHCA) would have sole power to vote and dispose of any shares purchased upon exercise of the Options. The 8,373 shares for which the Options are currently exercisable would comprise less than one percent of the shares of Class A Common Stock that would be outstanding, assuming conversion of all of the Class B Common Stock.

         Hallmark  Entertainment  Holdings,  HEIC,  Liberty Crown, VISN and JPMP
(BHCA) may be deemed to have formed a group in connection with the execution of the HEIC Contribution Agreement and the consummation of the transactions contemplated thereunder. Pursuant to Rule 13d-5(b)(1), each member of the group is deemed to beneficially own all shares of Common Stock held by each member of the group. HEIC currently owns 30,670,422 shares of Class B Common Stock and HEIC and VISN beneficially own 53,146,649 and 5,704,225 shares of Class A Common Stock, respectively. Consequently, assuming conversion of all outstanding shares of Class B Common Stock, JPMP (BHCA) is deemed to beneficially own 89,529,669 shares of Class A Common Stock or 85.7% of the shares of Class A Common Stock. However, JPMP (BHCA) hereby disclaims beneficial ownership with respect to shares of Common Stock held directly beneficially owned by HEIC and VISN. JPMP
(BHCA) shares dispositive and voting power over the shares of Class A Common Stock and Class B Common Stock directly beneficially owned by HEIC and VISN.

         Except as described in the preceding paragraphs, to the knowledge of JPMP (BHCA), none of the persons named on Schedule I to this Statement (the "Schedule I Persons") and none of the persons named on Schedule II to this Statement (the "Schedule II Persons") beneficially owns any shares of Class A Common Stock.

         (c): On March 11, 2003, HEIC acquired 53,146,649 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock in exchange for shares of HEIC Common Stock. On March 11, 2003, JPMP (BHCA) transferred 3,836,620 shares of Class A Common Stock to HEIC in exchange for shares of HEIC Class A Common Stock; Hallmark Entertainment Holdings transferred 39,259,480 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock to HEIC in exchange for shares of HEIC Common Stock; Liberty Crown transferred 9,416,746 shares of Class A Common Stock to HEIC in exchange for shares of HEIC Class A Common Stock, and VISN transferred 633,803 shares of Class A Common Stock to HEIC in exchange for shares of HEIC Class A Common Stock. See Item 4.

         Except as described in this Item 5(c), neither JPMP (BHCA), nor, to the best knowledge of JPMP (BHCA), any of the Schedule I Persons or the Schedule II Persons, has effected any transactions in shares of Common Stock during the past 60 days.

         (d):  None

(e):  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         STOCKHOLDERS AGREEMENT. The Stockholders Agreement, as amended, provides that the Issuer's Board of Directors will consist of not less than 15 members, with one director being nominated by VISN, at least two independent directors who will not be officers or employees of any of the parties or their affiliates nominated by the Board of Directors and the remaining 12 directors nominated by HEIC; provided that one such nominee shall be the Chief Executive Officer of the Issuer. The rights of the parties to nominate a director will terminate on the later of (1) such party owning less than 5% of the Common Stock then outstanding or (2) such party ceasing to own at least 75% of the Common Stock such party owned immediately following the completion of the IPO.

         The parties to the Stockholders Agreement agree not to transfer more than 25% of the Common Stock owned by them on August 30, 2001 until May 9, 2002, subject to exceptions, such as transfers to their affiliates, another party to the Stockholders Agreement or their affiliates, to their executives under a stock-based compensation package, or in a transaction involving a merger, consolidation or business combination with, or a tender offer for all of the Common Stock by, a third party that is not affiliated with the Issuer.

         In addition, the Stockholders Agreement provides that, in the event Hallmark Entertainment Holdings proposes to transfer 20% or more of the outstanding Common Stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares.

         Under the Stockholders Agreement, HEIC has the right to require the Issuer on four occasions, and the other parties, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Common Stock they hold, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Common Stock then outstanding. HEIC and the other parties also have an unlimited number of "piggy back" registration rights.

         The Stockholders Agreement also provides that the Issuer will be obligated to pay all expenses that result from the registration of HEIC's and the other parties' Common Stock under the Stockholders Agreement, other than registration and filing fees, attorneys fees, underwriter fees or expenses and underwriting discounts and commissions. The Issuer also agreed to indemnify such parties against any liabilities that may result from their sale of Common Stock, including liabilities under the Securities Act of 1933.

         Under the Stockholders Agreement, the Issuer also agreed that, for so long as the Issuer or any of its affiliates are entitled to have a representative on the CMUS governance committee, and VISN and its affiliates either (a) are entitled to nominate to, or designate a member of, the Issuer's Board of Directors or (b) beneficially own any preferred interests in CMUS, then neither the Issuer nor any of its affiliates will, without the consent of the member of the Issuer's Board of Directors nominated by VISN or a representative of the National Interfaith Cable Coalition, Inc., vote in favor of:

         o any specified change in, or action described in, the CMUS amended and re-stated company agreement that relates to VISN's preferred interest in CMUS or that relates to VISN's rights to programming on the CMUS Network or its programming budget;

        o   any repayment or redemption of specified equity interests in CMUS;

        o any transfer of all or substantially all of CMUS assets or any business combination involving CMUS where CMUS is not the surviving entity, unless the transferee assumes specified obligations under the CMUS amended and restated company agreement until the later of the fifth anniversary of the IPO or the second anniversary of the transfer or business combination; o the dissolution of CMUS, except in connection with a complete liquidation;

        o any transfer of all or substantially all of CMUS assets to, or any business combination involving CMUS with, the Issuer or any of its affiliates, or any other material transaction with the Issuer or any of its affiliates, unless the Issuer comply with specified restrictions relating to any financial benefit the Issuer receives from the transaction that is more than what the Issuer would have received had the transaction been on an arm's-length basis or on commercially reasonable terms;

        o any transfer of all or substantially all of CMUS assets or any business combination involving CMUS where CMUS is not the surviving entity, prior to the second anniversary of the IPO; or

        o any amendment to CMUS' amended and restated company agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of the actions listed in the above bullet points or impact specified VISN's obligations under the CMUS amended and restated company agreement or specified interests with respect to VISN's preferred interests in CMUS.

         The Issuer also agreed under the Stockholders Agreement not to transfer any of its interest in CMUS prior to the second anniversary of the IPO without the consent of VISN or the National Interfaith Cable Coalition, Inc. In addition, the Issuer agreed not to transfer any of its interests in CMUS after the second anniversary of the IPO unless the transfer is conditioned on the requirement that the transferee assume the Issuer's obligations described above. Under the terms of the Stockholders Agreement, the transferee's obligations will generally expire on the later of (1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VISN's preferred interest in CMUS, except that the obligations of the transferee will expire upon dissolution of CMUS.

         The foregoing summary is qualified in its entirety by reference to the text of the Stockholders Agreement and the Stockholders Agreement Amendment Waiver each of which is filed as an Exhibit hereto and is hereby incorporated by reference.

         In connection with the transaction, each of JPMP (BHCA) and Liberty Crown acknowledged that it had no further rights under the Stockholders Agreement.

         NONQUALIFIED STOCK OPTION AGREEMENTS. Each of the Options were issued pursuant to Nonqualified Stock Option Agreements (the "Option Agreements") between the Issuer and Arnold L. Chavkin. In addition to the vesting terms described in Item 4, each such Option Agreement provides that the Option granted thereby will expire on the earliest to occur of (a) the first anniversary of the termination of Mr. Chavkin's membership on the Issuer's Board of Directors due to his death, disability or retirement, (b) the removal of Mr. Chavkin from the Board of Directors for cause (as defined), (c) the expiration of three months after the termination of Mr. Chavkin's membership on the Board of Directors for any other reason and (d) the tenth anniversary of the date the Option was granted. The Option Agreements provide that the Options may be exercised in whole or in part upon the payment of the exercise price therefore. The Options are not transferable by Mr. Chavkin except by will or by the laws of descent and distribution.

         Mr. Chavkin is contractually obligated to exercise the Options at the request of, and to transfer any shares issued under the Options to JPMP (BHCA).

         The foregoing summary is qualified in its entirety by reference to the text of the Option Agreements, each of which is filed as an Exhibit hereto and hereby incorporated by reference.

         HEIC STOCKHOLDERS AGREEMENT. JPMP (BHCA) is a party to the Stockholders Agreement, dated as of March 11, 2003, (the "HEIC Stockholders Agreement") by and among HEIC, JPMP (BHCA), Hallmark Entertainment Holdings, Liberty Crown and VISN. The HEIC Stockholders Agreement provides that HEIC's Board of Directors will consist of three Class I Directors having one vote each and six Class II Directors having two votes each. Hallmark Entertainment Holdings has the right to nominate six Class II Directors and each of Hallmark Entertainment Holdings, Liberty Crown and JPMP (BHCA) have the right to nominate one Class I Director.
VISN is entitled to designate a non-voting observer to HEIC's Board of Directors. In addition, each of Liberty and JPMP (BHCA) have the right to designate one person as one of the directors to the Issuer's Board of Directors that affiliates of Hallmark Entertainment Holdings are entitled to nominate under the Stockholders Agreement or otherwise.

         At any meeting of the stockholders of the Issuer or action by written consent of the Issuer stockholders, the board of directors of HEIC shall cause HEIC to vote its shares of Class A Common Stock and Class B Common Stock as directed by Hallmark Entertainment Holdings.

         The rights of Hallmark Entertainment Holdings, Liberty and JPMP (BHCA) to nominate directors to HEIC's Board of Directors, the rights of Liberty and JPMP (BHCA) to designate one person as one of the directors to the Issuer's Board of Directors that affiliates of Hallmark Entertainment Holdings are entitled to nominate and the right of Hallmark Entertainment Holdings to direct the vote of the Common Stock held by HEIC will terminate on the later of (1) such party owning less than 2.5% of the HEIC Common Stock then outstanding or
(2) such party ceasing to own at least 75% of the HEIC Common Stock specified for such party (which is equal to the number of shares such party held as of the date of the HEIC Stockholders Agreement) appropriately adjusted for stock splits, dividends or combinations of shares of HEIC Common Stock. The right of VISN to nominate a non-voting observer to the HEIC Board of Directors shall terminate when VISN ceases to own at least 75% of the HEIC Common Stock specified (which is equal to the number of shares VISN held as of the date of the HEIC Stockholders Agreement) appropriately adjusted for stock splits, dividends or combinations of shares of HEIC Common Stock.

         In addition, the HEIC Stockholders Agreement provides that, in the event Hallmark Entertainment Holdings proposes to transfer 20% or more of the outstanding HEIC Common Stock to an unaffiliated third party, JPMP (BHCA) and each other party to the HEIC Stockholders Agreement other than HEIC will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares of HEIC and the Issuer.

         Under the HEIC Stockholders Agreement, HEIC also agreed that, for so long as any party is entitled to nominate a director to the HEIC Board of Directors, HEIC may not take the following actions without the consent of all such stockholders entitled to nominate a director to the HEIC Board of
Directors:

         o any amendment or repeal of, or addition to HEIC's certificate of incorporation;

         o issuance or redemption of capital stock of HEIC or securities exercisable or convertible into such capital stock;

         o  any spin-off, merger, consolidation or other business combination of
            HEIC   (other   than   arising  out  of  or  related  to  a  merger,
            consolidation or other business combination involving the Issuer);

         o  the dissolution, liquidation or conversion of HEIC; or

         o any sale, pledge or distribution or other transfer of shares of Common Stock, except in a merger, consolidation, tender offer, exchange offer or other business combination involving the Issuer and approved in accordance with the terms of the Stockholders Agreement.

         The HEIC Stockholders Agreement also limits certain affiliate transactions with the parties to the HEIC Stockholders Agreement and with the Issuer, the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings. With respect to certain transactions with an aggregate value of not more than $35 million with the Issuer, the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings, approval is required by a majority of the independent directors of the Issuer's Board of Directors. With respect to certain transactions with an aggregate value of more than $35 million with the Issuer, the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings, approval is required by a majority of the members of the Issuer's
Board of Directors that are not nominated by any affiliate of Hallmark Entertainment Holdings, provided that for this purpose the JPMP (BHCA) and Liberty Crown nominees shall not be treated as an affiliate of Hallmark Entertainment Holdings.

         The foregoing summary is qualified in its entirety by reference to the text of the HEIC Stockholders Agreement which is filed as an Exhibit hereto and hereby incorporated by reference.

         HEIC CONTRIBUTION AGREEMENT. See Items 3 and 4 above for a summary of the HEIC Contribution Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1) Contribution Agreement, dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.P. and Crown Media Holdings, Inc. (previously filed as Exhibit 2.1 to the Registration Statement on Form S-1/A (Amendment No. 1) of Crown Media Holdings, Inc., Commission File No. 333-95573, filed on March 10, 2000, and incorporated herein by reference).

(2) Nonqualified Stock Option Agreement, dated as of May 10, 2000, by and between Crown Media Holdings, Inc. and Arnold L. Chavkin.

(3) Nonqualified Stock Option Agreement, dated as of June 8, 2001, by and between Crown Media Holdings, Inc. and Arnold L. Chavkin.

(4) Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DIRECTV Enterprises, Inc. and Crown Media Holdings, Inc. (previously filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Crown Media Holdings, Inc, Commission File No.000-30700, filed on November 13, 2001 and incorporated herein by reference).

(5) Nonqualified Stock Option Agreement, dated as of May 30, 2002, by and between Crown Media Holdings, Inc. and Arnold L. Chavkin.

(6) Contribution Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp., and JP Morgan Partners (BHCA), L.P.

(7) Stockholders Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp. and JP Morgan Partners (BHCA), L.P.

(8) Form of Consent and Waiver, dated as of March 11, 2003, to the Second Amended and Restated Stockholders Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2003           J.P. MORGAN PARTNERS (BHCA), L.P.


                                 By: JPMP Master Fund Manager, L.P., its general
                                     partner

                                 By: JPMP Capital Corp., its general partner


                                 By:    /S/ JEFFREY C. WALKER
                                    --------------------------------------------
                                    Name:  Jeffrey C. Walker
                                    Title: President


                                   SCHEDULE I

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)


President                                                                   Jeffrey C. Walker*
Executive Vice President                                                    Mitchell J. Blutt, M.D.*
Executive Vice President                                                    Arnold L. Chavkin*
Executive Vice President                                                    John M.B. O'Connor*
Managing Director                                                           Dr. Dana Beth Ardi
Managing Director                                                           Christopher C. Behrens*
Managing Director                                                           Julie Casella-Esposito*
Managing Director                                                           Rodney A. Ferguson*
Managing Director                                                           Cornell P. French*
Managing Director                                                           Michael R. Hannon*
Managing Director                                                           Alfredo Irigoin*
Managing Director                                                           Andrew Kahn*
Managing Director                                                           Jonathan R. Lynch*
Managing Director                                                           Thomas G. Mendell*
Managing Director                                                           Stephen P. Murray*
Managing Director                                                           Timothy Purcell*
Managing Director                                                           Faith Rosenfeld*
Managing Director                                                           Shahan D. Soghikian*
Managing Director                                                           Timothy J. Walsh*
Managing Director                                                           Richard D. Waters, Jr. *
Managing Director                                                           Damion E. Wicker, M.D.*
Managing Director                                                           Eric R. Wilkinson*
Senior Vice President and Assistant Secretary                               James Hutter*
Senior Vice President and Assistant Secretary                               Mounir Nahas*
Senior Vice President, Treasurer and Assistant Secretary                    Elisa R. Stein*
Vice President and Assistant Secretary                                      Richard Madsen*
Vice President and Assistant Secretary                                      Puneet Gulati*
Vice President and Assistant Secretary                                      Thomas Szymoniak*
Vice President and Assistant Secretary                                      Scott Kraemer*
Secretary                                                                   Anthony J. Horan**
Assistant Secretary                                                         Robert C. Caroll**
Assistant Secretary                                                         Denise G. Connors**
Assistant Secretary                                                         Euisun Lisa Lee**
Assistant Secretary                                                         Timothy Samson**


-----
1    Each of whom is a United States citizen except for Messrs. Irigoin, and
     Soghikian.
*    Principal occupation is employee and/or officer of J.P. Morgan Partners,
     LLC.  Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
**   Principal occupation is employee or officer of J.P. Morgan Chase & Co.
     Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York,
     New York 10017.

                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*



-----
1 Each of whom is a United States citizen except for Messrs. Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                                   SCHEDULE II

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)


  Chairman of the Board and Chief Executive Officer                               William B. Harrison Jr.*
  Vice Chairman                                                                   David A. Coulter*
  Vice Chairman                                                                   Walter A. Gubert*
  Vice Chairman                                                                   Thomas B. Ketchum*
  Vice Chairman                                                                   Donald H. Layton*
  Vice Chairman                                                                   James B. Lee Jr. *
  Vice Chairman                                                                   Jeffrey C. Walker**
  Vice Chairman; Head of Finance, Risk Management and
      Administration                                                              Marc J. Shapiro*
  Executive Vice President; General Auditor                                       William J. Moran*
  Executive Vice President; Chief Financial Officer                               Dina Dublon*
  Executive Vice President; Head of Market Risk Management                        Lesley Daniels Webster*
  Managing Director; Head of Credit Risk Policy                                   Suzanne Hammett*
  General Counsel                                                                 William H. McDavid*
  Corporate Secretary                                                             Anthony James Horan*
  Senior Vice President; Assistant General Counsel                                Ronald C. Mayer*
  Senior Vice President; Chief Compliance Officer                                 Gregory S. Meredith*
  Director of Human Resources                                                     John J. Farrell*
  Director of Corporate Marketing and Communications                              Frederick W. Hill*
  Controller                                                                      Joseph L. Scalfani*
  Assistant Corporate Secretary                                                   James C. Berry*


-----
1    Each of whom is a United States citizen.
*    Principal occupation is employee and/or officer of J.P. Morgan Chase & Co.
     Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York,
     New York 10017.
**   Principal occupation is employee and/or officer of J.P. Morgan & Chase Co.
     Business address is c/o J.P. Morgan & Chase Co., 270 Park Avenue, New York,
     New York 10017.


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS OR
NAME                           RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer               Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel               Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy            Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns               Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
H. Laurence Fuller             Retired Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III           President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.       Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------

                               PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS OR
NAME                           RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Helene L. Kaplan               Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond                 Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford               Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                 Chief Executive Officer
                               U.S. Olympic Committee
                               One Olympic Plaza
                               Colorado Springs, CO  80909
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit Number                            Description
---------------   --------------------------------------------------------------
     (1)          Contribution  Agreement,  dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty
                  Media Corporation,  Vision Group Incorporated, VISN Management
                  Corp., National Interfaith Cable Coalition, Inc., Chase Equity
                  Associates, L.P. and Crown Media Holdings, Inc. (previously filed as Exhibit 2.1 to the Registration Statement on Form
                  S-1/A  (Amendment  No.  1)  of  Crown  Media  Holdings,  Inc.,
                  Commission File No. 333-95573, filed on March 10, 2000, and incorporated herein by reference).

     (2) Nonqualified Stock Option Agreement, dated as of May 10, 2000, by and between Crown Media Holdings, Inc. and Arnold L. Chavkin.

     (3) Nonqualified Stock Option Agreement, dated as of June 8, 2001, by and between Crown Media Holdings, Inc. and Arnold L. Chavkin.

     (4) Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DIRECTV Enterprises, Inc. and Crown Media Holdings, Inc. (previously filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Crown Media Holdings, Inc., Commission File No. 000-30700, filed on November 13, 2001 and incorporated herein by reference).

     (5) Nonqualified Stock Option Agreement, dated as of May 30, 2002, by and between Crown Media Holdings, Inc. and Arnold L. Chavkin.

     (6) Contribution Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp., and JP Morgan Partners (BHCA), L.P.

     (7) Stockholders Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp. and JP Morgan Partners (BHCA), L.P.

     (8) Form of Consent and Waiver, dated as of March 11, 2003, to the Second Amended and Restated (8) Stockholders Agreement.